Paramount Energy Trust

First Amended and Restated Trust Indenture

Between

BMO NESBITT BURNS INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

and

PARAMOUNT ENERGY OPERATING CORP.

First Amended and Restated Trust Indenture

Between

BMO NESBITT BURNS INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

and

PARAMOUNT ENERGY OPERATING CORP.

Effective as of August 1, 2002 to incorporate amendments effected by BMO Nesbitt Burns Inc., Computershare Trust Company of Canada

and Paramount Energy Operating Corp.

TABLE OF CONTENTS

	ARTICLE 1 INTERPRETATION
1.1	Definitions	2
1.2	Meaning of “Outstanding”	8
1.3	References to Acts Performed by the Trust	8
1.4	Tax Act	8
1.5	Headings	8
1.6	Construction of Terms	8
1.7	Accrual Method of Calculation	8
	ARTICLE 2 DECLARATION OF TRUST
2.1	Settlement of Trust and Issuance of Initial Unit	9
2.2	Declaration of Trust	9
2.3	Name	9
2.4	Nature of the Trust	9
2.5	Legal Entitlements and Restrictions of Unitholders	9
2.6	Liability of Unitholders	10
2.7	Contracts of the Trust	10
2.8	Head Office of Trust	11
	ARTICLE 3 ISSUE AND SALE OF TRUST UNITS
3.1	Creation of Trust Units	11
3.2	Offerings of Trust Units	11
3.3	Ranking of Trust Units	11
3.4	Trust Units Fully Paid and Non-Assessable	12
3.5	No Conversion, Retraction, Redemption or Pre-Emptive Rights	12
3.6	No Fractional Trust Units	12
3.7	Transferability of Trust Units	12
3.8	Non-Resident Holders	12
3.9	Right of Redemption	13
3.10	Exercise of Redemption Right	13
3.11	Calculation of Redemption Price Based on Market Price	13
3.12	Cash Payment of Market Redemption Price	14
3.13	Limitation Regarding the Cash Payment of Market Redemption Price	14
3.14	Calculation of Redemption Price in Certain Other Circumstances	14
3.15	Cancellation of Certificates for all Redeemed Trust Units	15
3.16	Special Voting Units	15
3.17	Consolidation of Trust Units	15
	ARTICLE 4 INVESTMENTS OF TRUST FUND
4.1	Initial Investments	15
4.2	Investments and Use of Funds	16
4.3	Other Investment Restrictions	16

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	ARTICLE 5 DISTRIBUTIONS
5.1	Determination of Distributable Income	17
5.2	Distributions of Distributable Income	18
5.3	Computation of Income and Net Realized Capital Gains	18
5.4	Other Distributions	18
5.5	Change of Distribution Date and Distribution Record Date	19
5.6	Other Amounts	19
5.7	Amounts to Become Payable	19
5.8	Withholding Taxes	19
5.9	Distribution of Additional Trust Units	20
	ARTICLE 6 APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE
6.1	Trustee’s Term of Office	21
6.2	Resignation of Trustee	21
6.3	Removal of Trustee	21
6.4	Appointment of Successor to Trustee	21
6.5	Failure to Appoint Successor	22
6.6	Vesting in Successor Trustee	22
6.7	Qualifications of Trustee	22
	ARTICLE 7 CONCERNING THE TRUSTEE
7.1	Powers of the Trustee	22
7.2	Specific Powers and Authorities	23
7.3	Voting of Units by the Trust	26
7.4	Banking	26
7.5	Standard of Care	26
7.6	Fees and Expenses	27
7.7	Limitations on Liability of Trustee	27
7.8	Indemnification of Trustee	28
7.9	Environmental Indemnity	28
7.10	Apparent Authority	29
7.11	Notice to Unitholders of Non-Eligibility for Deferred Income Plans	29
7.12	Declaration as to Beneficial Ownership	30
7.13	No Obligation on Trustee to Risk Funds	30
7.14	Survival of Indemnities	30
7.15	Trustee May Have Other Interests	30
7.16	Documents Held By Trustee	31
7.17	Tax Compliance	31
	ARTICLE 8 DELEGATION OF POWERS
8.1	Delegation of Powers to the Administrator	31
8.2	Exclusions from Delegation	34
8.3	Power of Attorney	34
8.4	Liability of Trustee	34
8.5	Performance of Duties	34
8.6	Sub-Delegation	34
8.7	Certain Restrictions on the Administrator	35

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8.8	Separate Bank Accounts	35
8.9	Reimbursement of Expenses	35
8.10	Payment of Expenses	35
8.11	Working Capital	35
8.12	Audits	36
8.13	Other Activities	36
8.14	Additional Information	36
8.15	Limitations on Liability of the Administrator	36
8.16	Indemnification of the Administrator	37
8.17	Environmental Indemnity	38
8.18	Apparent Authority	39
8.19	No Obligation on the Administrator to Risk Funds	39
8.20	Survival of Indemnities and Security Interests	39
8.21	No Partnership or Joint Venture	40
	ARTICLE 9 AMENDMENT
9.1	Amendment	40
	ARTICLE 10 MEETINGS OF UNITHOLDERS
10.1	Annual and Special Meetings of Unitholders	41
10.2	Notice of Meetings	42
10.3	Quorum	42
10.4	Voting Rights of Unitholders	42
10.5	Resolutions	43
10.6	Meaning of “Special Resolution”	44
10.7	Record Date for Voting	44
10.8	Binding Effect of Resolutions	44
10.9	Appointment of Inspector	45
10.10	Solicitation of Proxies	45
10.11	No Breach	45
	ARTICLE 11 CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS
11.1	Nature of Trust Units	45
11.2	Certificates	45
11.3	Register of Unitholders	46
11.4	Transfer of Trust Units	46
11.5	Trust Units Held Jointly or in a Fiduciary Capacity	47
11.6	Performance of Trust	47
11.7	Lost Certificates	47
11.8	Death of a Unitholder	48
11.9	Unclaimed Interest or Distribution	48
11.10	Exchanges of Trust Certificates	48
	ARTICLE 12 TERMINATION
12.1	Termination Date	48
12.2	Termination by Special Resolution of Unitholders	48

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12.3	Procedure Upon Termination	49
12.4	Powers of the Trustee upon Termination	49
12.5	Sale of Investments	49
12.6	Distribution of Proceeds	49
12.7	Further Notice to Unitholders	49
12.8	Responsibility of Trustee after Sale and Conversion	50
12.9	Termination of Trust	50
	ARTICLE 13 SUPPLEMENTAL INDENTURES
13.1	Provision for Supplemental Indentures	50
	ARTICLE 14 NOTICES TO UNITHOLDERS
14.1	Notices	51
14.2	Failure to Give Notice	51
14.3	Joint Holders	51
14.4	Service of Notice	51
	ARTICLE 15 AUDITORS
15.1	Qualification of Auditors	52
15.2	Appointment of Auditors	52
15.3	Change of Auditors	52
15.4	Reports of Auditors	52
	ARTICLE 16 ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS
16.1	Records	52
16.2	Quarterly Reporting to Unitholders	52
16.3	Annual Reporting to Unitholders	52
16.4	Additional Reporting to Unitholders	53
16.5	Information Available to Unitholders	53
16.6	Income Tax: Obligation of the Trustee	53
16.7	Income Tax: Designations	54
16.8	Income Tax: Deductions	54
16.9	Fiscal Year	54
	ARTICLE 17 COMPULSORY ACQUISITION
17.1	Definitions	54
17.2	Offers for Trust Units	55
17.3	Offeror’s Notice	55
17.4	Delivery of Trust Unit Certificates	55
17.5	Payment for Trust Units	56
17.6	Deposit of Funds	56
17.7	Transfer of Trust Units	56
17.8	Delivery of Offer to the Trustee	56

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	ARTICLE 18 MISCELLANEOUS
18.1	Successors and Assigns	57
18.2	Counterparts	57
18.3	Severability	57
18.4	Day Not a Business Day	57
18.5	Time of the Essence	57
18.6	Governing Law	57
18.7	Notices to Trustee and the Administrator	57
18.8	References to Agreements	59

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Paramount Energy Trust

First Amended and Restated Trust Indenture made effective as of the 1st day of August, 2002,

Between

BMO NESBITT BURNS INC., a body corporate incorporated under the laws of Canada with offices in Calgary, Alberta (“Settlor”)

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta (“Computershare”)

and

PARAMOUNT ENERGY OPERATING CORP., a corporation incorporated under the laws of Alberta, with offices in Calgary, Alberta (“PEOC”)

Recitals

A.

On June 28, 2002, the Settlor settled one hundred dollars in lawful money of Canada as the Settled Amount for the purpose of settling the Trust and the Trust was established under the terms of the Original Indenture;

B.

The Trustee holds the Settled Amount and all amounts and other property subsequently received under this Indenture in trust in accordance with the provisions hereinafter set forth;

C.

It is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

D.

It is intended that the Trust will issue Trust Units from time to time;

E.

It is intended that the Trust shall qualify as a “unit trust” and as a “mutual fund trust” under the provisions of paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

F.

Certain powers and authority of the Trustee are or will be delegated to the Administrator in accordance with the provisions hereinafter set forth;

G.

The parties hereto desire to set out the terms and conditions which govern the administration of the Trust;

H.

The parties hereto desire to herein give effect to certain amendments to and to effect a restatement of the Original Indenture effective from and after August 1, 2002; and

I.

Section  of the Original Indenture provides that, on or before the date of the execution of the Paramount Royalty Agreement, any of the provisions of the Original Indenture may be amended and/or restated by the Trustee, as PEOC, as the trustee of POT, may direct in writing, without the consent, approval or ratification of any of the Unitholders or any other person and PEOC, as the trustee of POT, has so directed the Trustee to amend and restate the Original Indenture on the terms of this First Amended and Restated Trust Indenture;

NOW THEREFORE the parties hereto agree that the Original Indenture is hereby amended and restated in the form of this indenture effective from and after August 1, 2002.

The parties agree as follows:

Article 1
Interpretation

1.1

Definitions

In this Indenture, including the recitals, the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Administrator” means PEOC, or its successor or successors from time to time in the office of the administrator of the Trust hereunder;

“Affiliate” when used to indicate a relationship with a person has the meaning ascribed to such term in the Securities Act (Alberta);

“Alternative Distribution Date” has the meaning ascribed to such term in Section ;

“Appraised Redemption Price” has the meaning ascribed to that term in Section ;

“ARTC” means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as “Alberta Royalty Tax Credits”;

“Associate”, when used to indicate a relationship with a person, has the meaning ascribed to such term in the Securities Act (Alberta);

“Auditors” means KPMG, Chartered Accountants, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust and of the Managed Entities, by or in accordance with ;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta or any other day on which banks in Calgary, Alberta are not open for business;

“Continuing Trustee” has the meaning ascribed to such term in Section ;

“Crown” means Her Majesty the Queen in Right of Canada or a Province thereof, as the context requires;

“Crown Royalties” means, with respect to any period, any amount paid or payable to or received or receivable by the Crown, with respect to such period, by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute such as a royalty, tax (other than municipal or school tax), lease rental, or bonus or other amount in lieu (or in respect of the late or non-payment) thereof that may be reasonably regarded as being in relation to petroleum and natural gas rights or the production of Petroleum Substances;

“Distributable Income” has the meaning ascribed to such term in Section ;

“Distribution Date” means the date on which the Trustee is required to make a distribution of Distributable Income, which date shall be the 15th day of the month following each Distribution Record Date or, if any such day is not a Business Day, the next following Business Day or such other dates determined from time to time by the Trustee;

“Distribution Record Date” means the last day of each calendar month, or such other dates as the Administrator may from time to time designate as a ‘Distribution Record Date’ in accordance with Section , except that December 31 in each year shall be a Distribution Record Date;

“GAAP” means, as of any time, the generally accepted accounting principles used in Canada as at such time;

“General and Administrative Expenses” means, with respect to any period, all reasonable expenditures and costs actually incurred or payable by the Administrator in the management and administration of the Trust, during such period, including, without limitation: (i) all reasonable costs and expenses relating to the Trust and paid to third parties on behalf of the Trust or any of its Affiliates; and (ii) all reasonable costs and expenses incurred by the Administrator for the Trust including, without limitation, auditing, accounting, bookkeeping, rent, information systems administration, and other leasehold expenses, legal, land administration, engineering, insurance, travel, telephone, data processing, reporting, executive, consultant, employee and management time, salaries, bonuses, benefits and all of those costs and expenses incurred by the Administrator in discharging the obligations delegated to it under this Indenture, and for greater certainty includes, without limitation, any premiums paid or payable by the Administrator in respect of any policies of insurance maintained by it or POT relating to the liability of the directors and officers of the Administrator on such terms and conditions as the Administrator thinks fit as the same may be reasonably allocated to the performance by the Administrator of its duties hereunder;

“Governance Agreement” means any agreement from time to time entered into between the Trustee and any Managed Entity providing for terms and conditions concerning the governance of such Managed Entity;

“Indenture” means the Original Indenture, as amended and restated by this First Amended and Restated Indenture made effective as of even date herewith, as such First Amended and Restated Trust Indenture may be further amended, restated or replaced from time to time;

“Managed Entities” means POT, PEOC, and all persons which are controlled directly or indirectly by the Trust;

“Market Redemption Price” has the meaning ascribed to that term in Section ;

“Material Contracts” means the Royalty Agreements, the POT Indenture and the Governance Agreements, each as amended, restated or replaced from time to time;

“Net Realized Capital Gains” has the meaning ascribed to such term in Section ;

“Non-Deductible Crown Royalties” means Crown Royalties that are:

(a)

required to be included in taxable income pursuant to paragraph 12(1)(o) of the Tax Act or any replacement of such paragraph; or

(b)

not permitted to be used as deductions in computing taxable income pursuant to paragraph 18(1)(m) of the Tax Act or any replacement of such paragraph;

“Offering” means any issuance or offering of Trust Units or any rights, warrants, special warrants, subscription receipts, instalment receipts, exchangeable securities, or other securities to purchase, convert or redeem or exchange into Trust Units or other securities of the Trust (including, without limitation, debt convertible into Trust Units or other securities of the Trust) on a public or private basis in Canada or elsewhere;

“Offering Document” includes any one or more of a prospectus, information memorandum, offering memorandum, private placement memorandum, rights offering circular and similar public or private offering document in relation to, or any understanding, commitment or agreement with respect to an Offering;

“Ordinary Resolution” means a resolution approved at a meeting of Unitholders at which a quorum was present by more than 50% of the votes cast in respect of the resolution by or on behalf of the Unitholders present in person or represented by proxy at the meeting;

“Original Indenture” means the trust indenture dated June 28, 2002 among BMO Nesbitt Burns Inc., Computershare and PEOC, as trustee of POT;

“outstanding”, in relation to Trust Units, has the meaning ascribed thereto in Section  hereof;

“Paramount” means Paramount Resources Ltd., a body corporate incorporated under the laws of Alberta and having offices in the City of Calgary in the Province of Alberta, Canada;

“Permitted Investments” has the meaning ascribed to such term in Section ;

“person” shall be interpreted broadly and includes any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, union, pension fund, foundation, government or governmental authority of any jurisdiction (whether federal, provincial, state or municipal) or any other entity or subject;

“Petroleum Substances” means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

“POT” means Paramount Operating Trust;

“POT Indenture” means the trust indenture dated June 28, 2002 between CIBC World Markets Inc., as settlor, and PEOC, pursuant to which POT is established, as amended and restated by the First Amended and Restated Trust Indenture made effective as of even date herewith, as such First Amended and Restated Trust Indenture may be further amended, restated or replaced from time to time;

“POT Royalty” means the royalty payable by POT to the Trust pursuant to the terms of the POT Royalty Agreement;

“POT Royalty Agreement” means that certain royalty agreement to be entered into between the Trustee and PEOC, as trustee for POT;

“Properties” means all assets of any Managed Entity including, without limitation, the working, royalty or other interests of the Managed Entities in any petroleum and natural gas rights, tangibles and miscellaneous interests which the Managed Entities may own from time to time;

“Pro Rata Share” of any particular amount, in respect of a Unitholder, at any time shall be the product obtained by multiplying the particular amount by the quotient obtained when the number of Trust Units that are owned by that Unitholder at that time is divided by the total number of all Trust Units that are outstanding at that time;

“Reappointment Meeting” has the meaning ascribed to such term in Section ;

“Redemption Notes” means promissory notes issued in series, or otherwise, by PET pursuant to a note indenture and issued to redeeming Unitholders in principal amounts equal to the Market Redemption Price or Appraised Redemption Price of the Trust Units to be redeemed and having the following terms and conditions:

(a)

unsecured and bearing interest from and including the issue date of each such note at a market rate determined at the time of issuance, based on the advice of an independent financial advisor, by the board of directors of the Administrator and payable monthly in arrears (with interest after as well as before maturity, default and judgment, and interest on overdue interest at such rate);

(b)

subordinated and postponed to all Senior Debt and which may be subject to specific subordination and postponement agreements to be entered into by the Trustee pursuant to the note indenture with holders of Senior Debt;

(c)

subject to earlier prepayment, being due and payable on the fifth anniversary of the date of issuance; and

(d)

subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Administrator;

“Royalties” means, collectively, all royalties payable by any person, including any of the Managed Entities, to the Trust, including, without limitation, the POT Royalty, and “Royalty” means any one of such royalties;

“Royalty Agreements” means, collectively, any and all royalty agreements between the Trustee and any person, including any Managed Entity, providing for a Royalty including, without limitation, the POT Royalty Agreement, and “Royalty Agreement” means any one of them as applicable;

“Royalty Income” means ‘Royalty Income’ as defined in the POT Royalty Agreement and any similar term describing net royalty proceeds or distributions under any other Royalty Agreement;

“Royalty Payments” means any payment made by the Trust to a grantor of a Royalty pursuant to a Royalty Agreement as consideration for such Royalty;

“Senior Debt” means:

(a)

all indebtedness, obligations and liabilities of PET in respect of borrowed money, or credit facilities or accommodations obtained by PET or for which it is liable, excluding indebtedness, obligations or liabilities created pursuant to  Redemption Notes or any note indenture in respect thereof and excluding any indebtedness that by its terms or by the terms of the instrument evidencing or creating such indebtedness ranks, or in respect of which the holders thereof have agreed that it shall rank, pari passu with or subordinate to the indebtedness, obligations or liabilities created in respect of the issuance of Redemption Notes;

(b)

all indebtedness, liabilities and obligations of PET in respect of any guarantee, indemnity, suretyship or joint and several liability with respect to the payment or performance of any indebtedness or liabilities of any kind of any person including, without limitation, with respect to indebtedness, liabilities or obligations of any beneficiary of PET or any trustee of any such beneficiary of PET to its lenders;

(c)

all indebtedness, liabilities and obligations of PET with respect to any agreement or instrument entered into for the purpose of mitigating or eliminating exposure to fluctuations in prices of commodities, rates of exchange of one currency for another, interest rates and similar matters;

(d)

all trade debt of PET; and

(e)

from and after the commencement of, and during the continuance of any proceedings seeking to enforce payment of any Senior Debt or upon the insolvency, bankruptcy, receivership or similar proceedings with respect to PET or its property, all indebtedness, obligations and liabilities of PET;

“Settled Amount” means the amount of one hundred dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

“Special Resolution” has the meaning attributed thereto in Section  hereof;

“Special Unitholders” means the holders from time to time of one or more Special Voting Units;

“Special Voting Unit” means a special voting unit of the Trust issued hereunder and entitled to the benefits and subject to the limitations set out in Section ;

“Tax Act” has the meaning ascribed to such term in Section ;

“Transfer Agent” means Computershare in its capacity as transfer agent and registrar for the Trust Units or such other company as may from time to time be appointed by the Administrator to act as transfer agent and registrar for the Trust Units together, in either such case, with any sub-transfer agent duly appointed by the transfer agent;

“Trust” refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

“Trust Certificate” means a certificate evidencing one or more Trust Units in the form attached as a schedule to this Indenture or in such other form as is authorized by the Trustee from time to time pursuant to Section ;

“Trust Expenses” means all expenses incurred by the Trustee, the Administrator or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections  and , the General and Administrative Expenses payable to the Administrator under Sections  and  and under any Governance Agreement and all principal amounts and interest and any other amounts payable under, or in respect of, any indebtedness, liabilities or obligations of the Trust;

“Trust Fund”, at any time, means all of the monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under this Indenture, including, without limitation:

(a)

the Settled Amount;

(b)

all funds realized from the sale of Trust Units;

(c)

any Permitted Investments of the Trust;

(d)

the Royalties;

(e)

any proceeds of disposition of any of the foregoing property including, without limitation, the Royalties;

(f)

securities of and interests in any Managed Entity;

(g)

all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition; and

(h)

the Trust’s rights in the Material Contracts and any other agreement forming part of the Trust’s assets;

“Trust Income” has the meaning ascribed to such term in Section ;

“Trust Units” means the Trust Units of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof and for greater certainty Trust Units do not include Special Voting Units;

“Trustee” means Computershare, as trustee of the Trust, or its successor or successors for the time being as trustee hereunder;

“underwriters’ fees” means the amount so designated in an underwriting agreement;

“underwriting agreement” means any underwriting, agency or similar agreement entered into by the Trust and investment dealers, and such other persons, including the Administrator or any other Managed Entity, as may be party thereto, relating to an Offering;

“Unitholders” means the holders from time to time of one or more Trust Units and, for the purposes of Sections , , , , , ,  hereof, and ,  and  hereof, and the definitions “Ordinary Resolution” and “Special Resolution” herein, Unitholders shall also include the Special Unitholders; and

“year” means, initially, the period commencing on the date hereof and ending on December 31, 2002 and thereafter means a calendar year.

a.1

Meaning of “Outstanding”

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen, destroyed or mutilated, only the Trust Units represented by the new Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

a.2

References to Acts Performed by the Trust

For greater certainty, where any reference is made herein to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

a.3

Tax Act

Any reference to the Tax Act shall refer to the Income Tax Act, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the regulations thereto, both as amended from time to time. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

a.4

Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

a.5

Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to “this Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

a.6

Accrual Method of Calculation

Except as otherwise specifically provided in this Indenture, all amounts to be calculated pursuant to this Indenture shall be calculated on an accrual basis in accordance with GAAP.

Article 2
Declaration of Trust

2.1

Settlement of Trust and Issuance of Initial Unit

The Settlor hereby confirms that it has, concurrent with the execution of the Original Indenture, paid the Settled Amount to the Trustee, and the Trustee hereby confirms receipt of the Settled Amount, for the purpose of creating and settling the Trust and Paramount has been issued one Trust Unit in the Trust.

2.2

Declaration of Trust

The Trustee hereby agrees that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.

2.3

Name

The Trust shall be known and designated as “Paramount Energy Trust” and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name “Paramount Energy Trust” is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.  Without limiting the foregoing, the Trustee may enter into agreements and other documents for and on behalf of the Trust under the name “Paramount Energy Trust” and the Trustee hereby acknowledges and confirms that any such agreement or other documents so entered into under the name “Paramount Energy Trust” shall for all purposes be and be deemed to have been entered into by, and be binding on, the Trustee, as trustee for and on behalf of the Trust.

2.4

Nature of the Trust

The Trust is an open-end unincorporated investment trust established for the purpose of issuing the Trust Units and acquiring and holding the Royalties and Permitted Investments. The only undertaking of the Trust is and will be investing the funds of the Trust (including any borrowings) in the Royalties and Permitted Investments.  The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee, the Administrator or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners, or joint venturers.  Neither the Trustee nor the Administrator shall be, or be deemed to be, an agent of the Unitholders and neither shall have any power to bind any Unitholder (but without in any manner limiting the ability of the Trustee to charge, encumber, assign or otherwise deal with the Trust Fund in whole or in part). The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Indenture.

2.5

Legal Entitlements and Restrictions of Unitholders

(a)

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b)

Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Administrator with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Administrator under this Indenture.

(c)

The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee or such other person or persons as the Trustee may determine, and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition or division or, subject to the provisions of Section  through , any dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Indenture. Except as otherwise specifically provided by this Indenture, no Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6

Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture and no Unitholder, in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trustee or by any other person on behalf of or in connection with the Trust; provided, however, to the extent that notwithstanding the foregoing, any such liabilities of a Unitholder may be determined by a court of competent jurisdiction, they shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to and shall indemnify and save harmless any Unitholder against any costs, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7

Contracts of the Trust

Every written contract entered into by or on behalf of the Trust, whether by the Trustee, the Administrator or otherwise, shall (except as the Trustee or the Administrator may otherwise in any respect determine) include a provision substantially to the following effect:

The parties hereto acknowledge that the [Trustee] [Administrator] is entering into this agreement solely in its capacity as [Trustee on behalf of] [agent of the Trustee on behalf of] the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, any of the Unitholders, [or the Administrator / • as agent for the Trustee/ the Administrator], in their respective capacities as such, such that any recourse against the Trust, the Trustee, any Unitholder, [or the Administrator / • as agent for the Trustee/ the Administrator], in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the First Amended and Restated Trust Indenture made effective as of August 1, 2002, as amended, restated or replaced from time to time, relating to Paramount Energy Trust.

The omission of such provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Unitholders, the Administrator, or any agent for the Trustee or the Administrator, as applicable, in their respective capacities as such, or in any way affect the validity, enforceability or binding effect of such instrument.

2.8

Head Office of Trust

The head office of the Trust hereby created shall be located at #500, 630 – 4th Avenue S.W., Calgary, Alberta T2P 0J9 or at such other place or places in Canada as the Administrator may from time to time designate.

Article 3
Issue and Sale of Trust Units

3.1

Creation of Trust Units

The beneficial interests of the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein including, without limitation, the voting rights set out in Section  herein. The aggregate number of Trust Units which may be authorized and issued hereunder is unlimited.

3.2

Offerings of Trust Units

The Trust is authorized to create, issue, sell and deliver Trust Units pursuant hereto on terms and conditions and at such time or times as the Administrator may determine.  The Trust is further authorized to create, issue, sell or deliver any rights, warrants, special warrants, subscription receipts, instalment receipts, exchangeable securities or other securities to purchase, convert, redeem or exchange into Trust Units or other securities of the Trust (including, without limitation, debt convertible into Trust Units or other securities of the Trust), on such terms and conditions as the Administrator may determine.

3.3

Ranking of Trust Units

Subject to the provisions of this Indenture and specifically Section , all Trust Units outstanding from time to time shall be entitled to an equal undivided share of any distributions by the Trustee from the Trust and, in the event of termination of the Trust, in the net assets of the Trust after satisfaction of all liabilities and obligations thereof. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority whatever may be the actual date or terms of issue of the same respectively.

3.4

Trust Units Fully Paid and Non-Assessable

Trust Units are only to be issued as fully paid and are not to be subject to future calls or assessments; provided however that the Trust Units to be issued under an Offering may be issued for consideration payable in instalments and that the Trust may take security over such Trust Units to be issued under such Offering as security for the payment of unpaid instalments.

3.5

No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit.  There are no conversion, retraction, redemption or pre-emptive rights attaching to the Trust Units other than pursuant to the provisions of Sections  through .

3.6

No Fractional Trust Units

Fractions of Trust Units shall not be issued or transferred except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section .

3.7

Transferability of Trust Units

Except as provided in Section  and subject to Section , the Trust Units are transferable.

3.8

Non-Resident Holders

At no time may the Trust be established or maintained primarily for the benefit of non-residents of Canada (“non-residents”) within the meaning of the Tax Act. If at any time the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership under Section  or otherwise, that the beneficial owners of 49% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration pursuant to Section  that the person is not a non-resident.  If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days but the Trustee shall send notices only to as many non-resident holders of Trust Units and with respect to only so many Trust Units as may be reasonably necessary to ensure that, if such Trust Units were so sold and no other Trust Units were issued or transferred, the number of Trust Units held by beneficial owners who are or may be non-resident would be reduced, as far as the Trustee is aware, to no greater than forty-eight percent (48%) of the Trust Units then outstanding.  The Trustee shall use reasonable commercial efforts to ensure that its actions hereunder in requiring sales of Trust Units would not reduce the number of Trust Units held by beneficial owners who are or may be non-residents, as far as the Trustee is aware, to less than forty percent (40%) of the Trust Units then outstanding.  If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any such sale by the Trustee shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Trust Certificates representing such Trust Units.

3.9

Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any number of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.  The Trustee shall be entitled in its discretion to determine and designate whether any payments made in respect of any redemption are on account of income or capital.

3.10

Exercise of Redemption Right

To exercise a Unitholder’s right to require redemption under Section , a duly completed and properly executed notice, in a form approved by the Administrator, requiring the Trust to redeem Trust Units shall be sent to the Trustee together with the Trust Certificate or Trust Certificates representing the Trust Units to be redeemed.  No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Administrator and is accompanied by any other further evidence that the Administrator may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trustee of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is on or subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trustee has, to the satisfaction of the Administrator, received the notice, Trust Certificates and other required documents or evidence as aforesaid.

3.11

Calculation of Redemption Price Based on Market Price

Subject to Section , upon receipt by the Trustee of the notice to redeem Trust Units in accordance with Section , the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the “Market Redemption Price”) equal to the lesser of:

(a)

90% of the market price of the Trust Units, being the weighted average trading price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the ten (10) trading day period commencing on the trading day immediately after the date on which the Trust Units were so tendered to the Trust for redemption; and

(b)

the closing market price of the Trust Units on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.  Such closing market price shall be: (i) an amount equal to the closing price of the Trust Units if there was a trade of Trust Units on that date and such principal market provides a closing price thereof; (ii) an amount equal to the average of the highest and lowest prices of Trust Units if there was a trade of Trust Units on that date and such principal market provides only the highest and lowest prices therefor; or (iii) the average of the last bid and last ask prices of the Trust Units if there was no trading of Trust Units on such principal market on that date.

3.12

Cash Payment of Market Redemption Price

Subject to Section , the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable at par to the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.  Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment.  Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed other than for payment of any unpaid distribution thereon which was declared payable to Unitholders of record on a date which was prior to the date of receipt by the Trust of the redemption notice for such Trust Units.

3.13

Limitation Regarding the Cash Payment of Market Redemption Price

Section  shall not be applicable to all Trust Units tendered for redemption in a particular calendar month by any Unitholder if the total amount payable by the Trust pursuant to Section  in respect of all Trust Units tendered for redemption in that calendar month exceeds $100,000; provided that the Administrator may, in its sole discretion, waive such limitation in respect of any calendar month.  If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall, subject to compliance with applicable laws and the receipt of all applicable regulatory approvals, be paid on the last day of the calendar month following such month by the Trust issuing to each Unitholder who tendered such Trust Units for redemption, Redemption Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption in such month by such Unitholder.  If the limitation is not so waived for such calendar month, but applicable laws prevent the issuance of Redemption Notes to a Unitholder who has tendered for redemption in such calendar month, then the Trustee shall authorize the payment to such Unitholder of the relevant Market Redemption Price in future months.

Such Redemption Notes shall be issued in absolute payment of the Market Redemption Price of the redeemed Trust Units, and upon such issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed other than for payment of any unpaid distribution thereon which was declared payable to Unitholders of record on a date which was prior to the date of receipt by the Trust of the redemption notice for such Trust Units.

3.14

Calculation of Redemption Price in Certain Other Circumstances

Section  shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a)

at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on, or are not traded or quoted on, any stock exchange or market which the Administrator considers, in its sole discretion, provides representative fair market value prices for the Trust Units; or

(b)

the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the ten (10) trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption, and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the “Appraised Redemption Price”) equal to 90% of the fair market value thereof as determined by the Administrator as at the date upon which such Trust Units were tendered for redemption.  The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by, at the option of the Trust:

(i)

cash payment, in which case the provisions of Section  shall apply mutatis mutandis; or

(ii)

in the manner provided for in Section , in which case the provisions of Section  shall apply mutatis mutandis.

3.15

Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this  shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

3.16

Special Voting Units

In addition to Trust Units, the Trust is authorized to create, issue, sell and deliver an unlimited number of Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Administrator in the resolution of such board authorizing the issuance of any such Special Voting Units.  The Special Voting Units may have such other rights or limitations and may be issued on such terms and, may take such form, as the board of directors of the Administrator may determine, provided that Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any part of the Trust Fund during the administration of the Trust or on termination or winding-up of the Trust.

3.17

Consolidation of Trust Units

Unless the Administrator determines otherwise, immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section , the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units.  In such case, each Trust Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

Article 4
Investments of Trust Fund

4.1

Initial Investments

The Trust shall be entitled to acquire:

(a)

the POT Royalty under the POT Royalty Agreement; and

(b)

from Paramount certain debt owing to Paramount by POT;

upon such terms and conditions as determined by the Administrator.

4.2

Investments and Use of Funds

Any funds within the Trust Fund that are not distributed to Unitholders, may be used:

(a)

to make Royalty Payments;

(b)

to make payments on account of indebtedness of the Trust, including indebtedness, liabilities and obligations described in Section  and Section ;

(c)

to make payments pursuant to Sections  through ;

(d)

to acquire Royalties in respect of the Properties or any part thereof;

(e)

to acquire or to invest in securities of POT, any of its Affiliates or any Affiliate of the Trust to fund the acquisition, development, exploitation and disposition of Petroleum Substances and all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing, and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any person the substantial majority of the assets of which are comprised of like assets;

(f)

to acquire the securities of any other person for the purpose of indirectly acquiring any of the assets referred to in Section ;

(g)

to make any other investments of any kind or nature including, without limitation, loan advances to, and share capital and/or beneficial interests in other persons and the investments referred to in Section ;

(h)

for such other purposes as the Administrator may determine to be in the best interests of the Trust; and

(i)

to pay costs, fees and expenses associated with any of the foregoing or incidental thereto,

(collectively, the “Permitted Investments”).  There shall be no obligation to have regard to the steps to be taken and criteria in planning and review in the investment of the Trust Fund prescribed under the Trustee Act (Alberta) or any other trustee legislation.

4.3

Other Investment Restrictions

The Administrator shall use reasonable commercial efforts to avoid acquiring any investment which: (a) is “foreign property” under any provision of the Tax Act if such purchase or other acquisition would cause the Trust Units themselves to be foreign property under the Tax Act; or (b) would result in the Trust not being either a “unit trust” or a “mutual fund trust” for purposes of the Tax Act at the time such investment was acquired.

Article 5
Distributions

5.1

Determination of Distributable Income

“Distributable Income” means, in respect of a particular Distribution Record Date, the sum of the following amounts calculated as of such Distribution Record Date:

(a)

all previously undistributed Royalty Income received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

(b)

all previously undistributed ARTC received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

(c)

all other income received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

less the sum of:

(i)

all Trust Expenses incurred after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be incurred on or before the Distribution Date immediately following the particular Distribution Record Date;

(ii)

any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid by or in respect of the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date; and

(iii)

all Non-Deductible Crown Royalties that have been reimbursed by the Trust pursuant to any Royalty Agreement by way of set-off or otherwise after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be reimbursed on or before the Distribution Date immediately following the particular Distribution Record Date;

except to the extent that any portion of the amounts described in paragraphs (i) through (iii):

A)

have otherwise been taken into account in determining either Royalty Income or Distributable Income, or

B)

becomes payable under Section  hereof on or before the particular Distribution Record Date;

provided that for the purposes of calculating Distributable Income for the first Distribution Record Date, the references above to the “immediately preceding Distribution Record Date” shall be deemed to mean the effective date of the POT Royalty Agreement and further provided that items of income, expense or other amounts not provided for above or in Section  may also be included or deducted in determining Distributable Income hereunder as may be considered appropriate by the Administrator.

5.2

Distributions of Distributable Income

The Trustee shall, with respect to each Distribution Record Date, declare to be payable to the persons who are Unitholders of record on that Distribution Record Date such part of Distributable Income as may be specified in the written notice given to the Trustee by the Administrator in respect of any period specified by the Administrator ending on or before that Distribution Record Date.  Subject to Section , such Distributable Income shall be payable to such Unitholders on the Distribution Date.

Notwithstanding the foregoing, the amount of any Distributable Income that is determined by the Trustee to be required to be retained by the Trustee in order to pay any tax liability of the Trust or any payments in respect of the Market Redemption Price or the Appraised Redemption Price shall not be distributed by the Trustee to the Unitholders.  No interest shall accrue or be payable on any Unitholder’s Pro Rata Share of Distributable Income for the period of time between the applicable Distribution Record Date and the Distribution Date.

5.3

Computation of Income and Net Realized Capital Gains

(a)

The income of the Trust (the “Trust Income”) for any taxation year of the Trust shall be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraphs 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the “taxable income” of the Trust; provided, however, the capital gains and capital losses shall be excluded from the computation of Trust Income and, if an amount has been designated by the Trust under subsection 104(19) of the Tax Act, such designation shall be disregarded.

(b)

The net realized capital gains of the Trust (the “Net Realized Capital Gains”) for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds (i) the aggregate of the capital losses of the Trust realized in such year, and (ii) each amount determined by the Administrator in respect of any such net capital loss for a prior taxation year which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year multiplied by the reciprocal of the fraction applicable in determining the proportion of a capital gain for such prior taxation year that is a taxable capital gain.

5.4

Other Distributions

Having regard to the present intention to allocate, distribute and make payable to Unitholders all of the Trust Income, a sufficient amount of the Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year (other than tax on Net Realized Capital Gains that would be recoverable by it with respect to the relevant taxation year), the Pro Rata Share of the following amounts shall, without any further actions on the part of the Administrator, be due and payable to Unitholders of record at the close of business on December 31 in each year:

(a)

the amount of Trust Income for such year not previously paid or made payable to Unitholders in such year or not otherwise deemed to become payable in such year pursuant to subsection 104(29) of the Tax Act; and

(b)

the amount of Net Realized Capital Gains for such year not previously paid or made payable to Unitholders in such year except to the extent of Net Realized Capital Gains in respect of which the tax payable by the Trust would be refunded as a “capital gains refund” as defined in the Tax Act for such year.

Absent a demand from a Unitholder to enforce payment, such amounts shall be paid to Unitholders on or before February 15 of the following year.

5.5

Change of Distribution Date and Distribution Record Date

The Trustee may, upon the written direction given to the Trustee by the Administrator, change the Distribution Date or any of them, at any time, subject to having given the Unitholders not less than 60 days’ prior written notice, and may, upon the written direction given to the Trustee by the Administrator, change the Distribution Record Date or any of them at any time upon compliance with any requirements of applicable law or the rules of any stock exchange.

5.6

Other Amounts

Any amounts not otherwise payable to Unitholders pursuant to this  may be declared by the Trustee to be payable to Unitholders and distributed to Unitholders in the manner provided for in Section .

5.7

Amounts to Become Payable

Each Unitholder shall have the right to enforce payment of any amount payable to such Unitholder under this  at the time the amount became payable.

5.8

Withholding Taxes

The Trustee may deduct or withhold from the amounts payable to any Unitholder, amounts required by law to be withheld from such Unitholder’s distributions or payments under this Indenture, including without limitation, from any payments or deliveries made to a Unitholder in respect of the Market Redemption Price or the Appraised Redemption Price.  If withholding taxes are exigible on any distributions (including distributions of Trust Units) or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to:

(a)

withhold such amounts from other distributions to such Unitholder; or

(b)

sell such number of such Trust Units on behalf of such Unitholder;

as are necessary to satisfy the Trustee's withholding tax obligations in respect of such Unitholder and all of the Trustee's reasonable expenses with respect thereto.  Any such sale by the Trustee shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected Unitholder shall cease to be the holder of such Trust Units.

5.9

Distribution of Additional Trust Units

(a)

Where after any Distribution Record Date and on or before the next Distribution Record Date any amount or amounts of cash has or have been or is or are being paid under Section  in respect of Trust Units tendered for redemption, the Distributable Income payable to Unitholders on such next Distribution Date may, at the Trustee’s option, and subject to compliance with applicable laws and receipt of all applicable regulatory approvals, include a distribution of Trust Units (to which Trust Units, Section  applies) having a value not exceeding the aggregate of such amounts, in which case the amount of cash so distributed as Distributable Income shall be reduced by the value of Trust Units so distributed.

(b)

If on any Distribution Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Date in cash, or if any cash distribution should be contrary to, or would not allow the Trustee to comply with, any agreement with respect to credit facilities provided to the Trustee, the Distributable Income payable to Unitholders on such Distribution Date may, at the option of the Administrator and subject to compliance with applicable laws and receipt of all applicable regulatory approvals, include a distribution of Trust Units having a value  equal to the cash shortfall, in which case the amount of cash to be distributed on the Distribution Date shall be reduced by the amount of such cash shortfall and Section  shall apply to any Trust Units so distributed.

(c)

If on any other date (other than any Distribution Date) on which any other distribution (other than Distributable Income) is payable hereunder (an “Alternate Distribution Date”) the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Alternate Distribution Date in cash, or if any cash distribution should be contrary to, or would not allow the Trustee to comply with, any agreement with respect to credit facilities provided to the Trustee, such other distribution payable to Unitholders on such Alternate Distribution Date may, at the option of the Administrator and subject to compliance with applicable laws and receipt of all applicable regulatory approvals, include a distribution of Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed shall be reduced by the amount of such cash shortfall and Section  shall apply to any Trust Units so distributed.

(d)

For the purposes of this Section , the value of each additional Trust Unit to be issued shall be the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the applicable Distribution Record Date or Alternate Distribution Date (or, if that Distribution Record Date or Alternate Distribution Date is not a Business Day, on the last Business Day preceding that Distribution Record Date or Alternate Distribution Date, as applicable) on the principal stock exchange on which the Trust Units are listed or, if not so listed, such other value as the Trustee shall reasonably determine.

Article 6
Appointment, Resignation and Removal of Trustee

6.1

Trustee’s Term of Office

Subject to Sections  and , Computershare is hereby appointed as trustee hereunder for an initial term of office which shall expire immediately upon the next annual meeting of Unitholders. A decision to reappoint, or to appoint a successor to, a Trustee shall be made at the next annual meeting of the Unitholders and thereafter at each annual meeting of Unitholders following any such reappointment or appointment. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section .  Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires (the “Reappointment Meeting”) and if no successor to such Trustee is appointed at such meeting (such Trustee being the “Continuing Trustee”), the Continuing Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section .

6.2

Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days’ notice in writing to the Administrator but no such resignation shall be effective until:

(a)

the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section ; and

(b)

the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3

Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Administrator to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section  or shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction, or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority or if the Trustee shall otherwise become incapable of performing or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section  shall become effective until approved by a Special Resolution at a meeting of Unitholders duly called for that purpose and the appointment of, and acceptance of such appointment by, a new Trustee under Section  in the place of the Trustee to be removed.

6.4

Appointment of Successor to Trustee

(a)

A successor to a Trustee who has been removed by a Special Resolution of Unitholders under Section  or which has given notice of resignation under Section , or which is a Continuing Trustee under , shall be appointed by an Ordinary Resolution passed at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section ;

(b)

Subject to Section , the Administrator may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under Section  or which has given a notice of resignation under Section , or which is a Continuing Trustee, if the Unitholders fail to do so at the meeting referred to in Section .

No appointment of any successor Trustee (including under Section ) shall be effective until such successor Trustee shall have complied with the provisions of Section .

6.5

Failure to Appoint Successor

If no successor to a Trustee who has delivered a notice of resignation in accordance with Section , or who has received notice of removal in accordance with Section , or who is a Continuing Trustee under , has accepted an appointment within 60 days after the receipt by the Administrator of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, or 60 days after the Reappointment Meeting, then the Trustee (including any Continuing Trustee), the Administrator or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee (including any Continuing Trustee). The appointment of such successor by such court shall not require the approval of Unitholders.  No vacancy of the office of the Trustee shall operate to annul this Indenture or affect the continuity of the Trust.

6.6

Vesting in Successor Trustee

The title to any part of the Trust Fund held by any Trustee who is no longer in office shall vest (subject to all mortgages, charges and other security interests granted, created or assumed by the Trustee no longer in office) forthwith in any successor Trustee, without further formality, but in any event, if requested, any Trustee which ceases to act hereunder shall execute all instruments and do all acts necessary to vest such title as it may have had in the Trust Fund in any successor Trustee of record, without court accounting or other formality.

6.7

Qualifications of Trustee

The Trustee and any successor thereof or new Trustee appointed under this  shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.  The Trustee shall be a corporation which has in its last annual audited consolidated financial statements shareholders’ equity of at least $50 million, which financial statements shall be dated not more than 365 days prior to the date of appointment, or shall be an Affiliate of such corporation, provided that all obligations of such Affiliate are unconditionally guaranteed by such corporation.

Article 7
Concerning the Trustee

7.1

Powers of the Trustee

The Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof, except as specifically granted or provided to the Administrator hereunder (other than by way of delegation hereunder).

7.2

Specific Powers and Authorities

In addition to any specific powers and authorities herein or by law or equity conferred and without restricting the generality of Section , and, except as specifically granted or provided to the Administrator hereunder (other than by way of delegation hereunder), the Trustee shall have the following powers and authorities which may be exercised by it from time to time in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)

to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b)

to maintain books and records;

(c)

to provide timely reports to Unitholders in accordance with the provisions hereof;

(d)

to apply for ARTC or any other similar incentive credits or payments;

(e)

to deposit funds of the Trust in interest-bearing accounts in banks or trust companies, including those of the Trustee or an Affiliate of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(f)

to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of PEOC so long as it is a Managed Entity and, where applicable, any other Managed Entity, be elected or appointed (or re-elected or re-appointed, as the case may be) at intervals not exceeding eighteen months;

(g)

when reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h)

to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust’s affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(i)

to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee, the Administrator or the directors, officers, employees or agents of the Trustee or the Administrator against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Administrator;

(j)

to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(k)

to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(l)

to pay out of the Trust Fund all reasonable fees, costs and expenses incurred in the administration of the Trust, including all amounts payable to the Administrator with respect thereto;

(m)

to pay out of the Trust Fund the Distributable Income in accordance with the provisions hereof;

(n)

except as prohibited by law or as otherwise provided in this Indenture, to delegate any or all of the management and administrative powers and duties of the Trustee to the Administrator and to any one or more agents (including any other Managed Entity), representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(o)

to enter into and perform its obligations under any agreements, deeds, instruments or other documentation pertaining to the Trust, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, but the Trustee shall not be responsible or otherwise liable with respect to the validity or sufficiency of any such document;

(p)

to enter into swap, hedge or other arrangements the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities, rates of exchange of one currency for another, interest rates and similar matters;

(q)

to cancel or sell any Trust Unit tendered for redemption pursuant to Sections 3.9 through 3.15;

to make a payment to a Unitholder or to deliver Redemption Notes to a Unitholder, pursuant to Sections 3.9 through 3.15;

(s)

to accept, hold, renew or extend or participate in the acceptance, holding, renewal or extension of any security upon such terms as may be deemed advisable, and to agree to a reduction in the rate of interest on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable, to waive any default in the performance of any covenant or condition of any security or in the performance of any guarantee, or to enforce the rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor and in connection therewith to relieve the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(t)

to loan money and provide any other form of financial assistance to any person (including, without limitation, POT) for such length of time, in such amount and upon such terms and at such rate of interest or without interest and with such security or without security as the Trustee shall consider advisable;

(u)

to (i) guarantee, indemnify, act as a surety or become jointly and severally liable with respect to the payment or performance of any indebtedness, liabilities or obligation of any kind of any person including, without limitation, POT, the Administrator, PEOC and any other direct or indirect wholly-owned subsidiary person of the Trust, (ii) enter into any subordination, postponement and priority agreement on behalf of the Trust or any other person and subordinate and postpone or consent to the subordination and postponement of, any debt or security of the Trust, the Trustee or any Managed Entity and (iii) assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate or grant any security interest, mortgage, fixed charge, floating charge or encumbrance over or with respect to all or any portion of the Trust Fund and which may be a priority claim to other claims thereto, hereunder or otherwise;

(v)

without limit as to amount, to borrow (on its own or together with others) money from banks and other lenders (including, without limitation, for funding of acquisitions of assets by POT or other Managed Entities, working capital of the Trust, POT or any other Managed Entity or for the repayment of indebtedness to any person, or otherwise) and incur obligations and liabilities in obtaining credit or other accommodations from any person and for such purpose may draw, make, execute and issue (to the public or otherwise) credit agreements, promissory notes and note indentures (including, without limitation, a note indenture and notes in respect of the Redemption Notes), other negotiable or non-negotiable instruments and similar debt securities and other evidences of indebtedness including without limitation, debentures, debentures convertible into Trust Units or other securities of the Trust, secure the payment of sums so borrowed or indebtedness, liabilities or obligations incurred or assumed and mortgage, pledge, assign or otherwise assume, grant or create a fixed charge, floating charge or other security interest in all or any part of the Trust Fund, and which shall be a priority claim to other claims thereto hereunder or otherwise, or assign or grant a security interest in any money owing to the Trust or engage in any other means of financing the Trust;

(w)

to cause the Trust, to the extent of the Trust Fund, to indemnify the Administrator and any Managed Entity and those directors, officers, employees and agents of the Administrator and of any Managed Entity in connection with any services performed by them for the Trust or the Trustee as may be agreed from time to time;

(x)

on behalf of the Trust, to enter into a trust indenture;

(y)

to convey any Royalty in connection with any realization upon or enforcement of any security interests by any secured lenders and whether granted by the Trust, the Trustee, the Administrator or POT; and

(z)

to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful for the operation of the Trust or the Trust Fund, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture.

7.3

Voting of Units by the Trust

Subject to the provisions of any applicable Governance Agreement and Section , any units or other securities held by the Trust shall be voted at any and all meetings of securityholders of any person by a person and in a manner designated by the Administrator.

7.4

Banking

The banking business of the Trust, or any part thereof, including without limitation, the obtaining, issuance or acceptance of letters of credit, letters of guarantee, bankers’ acceptances, guarantees, indemnities and other assurances in respect of borrowed money, shall be transacted with such banks, trust companies (including the Trustee or an Affiliate of the Trustee) or other firms or corporations as the Trustee may designate, appoint or authorize from time to time and all such business, or any part thereof, shall be transacted on the Trust’s behalf by such one or more officers of the Trustee or other persons (who may be officers of PEOC or employees of POT) as the Trustee may designate, appoint or authorize from time to time, including, but without restricting the generality of the foregoing, the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing, or transferring of any cheques, promissory notes, drafts, bankers’ acceptances, bills of exchange, letters of credit and orders for the payment of money, the operation of trust accounts, the giving of receipts for and orders relating to the Trust Fund, the execution of any agreement relating to the Trust Fund, the execution of any agreement relating to such financial services business and defining of the rights and powers of the parties thereto, and the authorizing of any officer of such financial institution, lender or any trustee or agent thereof to do any act or thing on the Trust’s behalf to facilitate such banking business.

7.5

Standard of Care

The Trustee shall exercise its powers, authorities, discretions and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.  Unless otherwise required by law, the Trustee shall not be required to give any bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote its entire time to the business and affairs of the Trust.

7.6

Fees and Expenses

The Trustee shall be entitled to be paid from the Trust Fund such fees as may be agreed upon in writing from time to time by the Administrator and the Trustee. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs, charges and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of making distributions, reporting or giving notices to Unitholders. All fees, costs, charges and expenses properly incurred by the Trustee on behalf of the Trust shall be payable out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable out of the Trust to the Trustee.

7.7

Limitations on Liability of Trustee

(a)

The Trustee, its directors, officers, employees and agents shall not be liable to any Unitholder, in its capacity as such, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, the exercise by the Trustee or any of its directors, officers, employees, shareholders or agents of, or any failure by the Trustee or any of its directors, officers, employees or agents, to exercise, any power, authority, or discretion conferred under this Indenture including, without limitation, any error in judgment, any action taken or suffered or omitted to be taken in good faith in reliance on any document that is prima facie properly executed or taken or not taken pursuant to any Ordinary Resolution or Special Resolution, any dealing with any asset that resulted in the depreciation of, or loss to, the Trust Fund, any inaccuracy in any evaluation or assessment provided by the Trustee or the Administrator or any other appropriately qualified person, any reliance on any such evaluation or assessment, any reliance in good faith on any communication from the Administrator as to any matter, fact or opinion, any action or failure to act of the Administrator or any director, officer, employee or agent of the Administrator or any other person to whom the Trustee has, as permitted hereby or with the consent of the Administrator, delegated any of its duties hereunder, or any other action, or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Administrator to perform its duties under or delegated to it under this Indenture or any Material Contract); provided that the foregoing provisions of this Section  shall not relieve the Trustee or a director, officer, employee or agent of the Trustee, as the case may be, from liability for its or his own gross negligence, wilful misconduct or fraud.

(b)

If the Trustee has retained a valuator, auditor, engineer or other expert or advisor or legal counsel with respect to any matter connected with the exercise of its powers, authorities or discretions or the carrying out of its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the reliance by the Trustee, in good faith, on advice of such expert, advisor or legal counsel and the Trustee shall not be liable for, and shall be fully protected from, any loss or liability occasioned by any action or refusal to act based on the reliance by the Trustee, in good faith, on advice of any such expert, advisor or legal counsel.

(c)

In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges, damages, penalties or expenses against or with respect to the Trust or the Trust Fund.

0.1

Indemnification of Trustee

In addition to any indemnity under this Indenture or in any other indenture or contract or by operation of law, the Trustee, each of its directors, officers, employees and agents and each of their respective heirs, executors, successors and assigns (collectively the “indemnified parties” and individually an “indemnified party”) shall be entitled to be indemnified and saved harmless out of the Trust Fund to the extent of the Trust Fund in respect of:

(a)

all liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, damages, penalties and expenses sustained, suffered or incurred in respect of any claim, action, suit or proceedings that is proposed or commenced against the indemnified parties, or any of them, for or in respect of acting as or on behalf of the Trust or the Trustee, any act, omission or error in respect of the Trust or the carrying out of any of the Trustee’s duties and responsibilities under this Indenture or the exercise of any power, authority or discretion pertaining thereto; and

(b)

all other liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, taxes, damages, expenses, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the indemnified parties, or any of them, in respect of the administration or termination of the Trust;

except to the extent, if any, that such liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, taxes, damages, expenses, penalties or interest sustained, suffered or incurred by an indemnified party arise out of such indemnified party’s own gross negligence, wilful misconduct or fraud, in which case the provisions of this Section  shall not apply to that extent.

0.2

Environmental Indemnity

(a)

Subject to Section , in addition to any indemnity under this Indenture or in any other indenture or contract or by operation of law, the Trustee, each of its directors, officers, employees and agents and each of all of their respective heirs, executors, successors and assigns (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) shall be entitled to be indemnified out of the Trust Fund to the extent of the Trust Fund against all liabilities, losses, costs (including solicitor and client costs of the Indemnified Parties, or any of them), charges, damages, penalties and expenses (including any of same arising from principles of absolute or strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties or any of them to third parties (including governmental agencies) in respect of death, bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties, or any of them, to third parties for the third parties’ consequential damages) sustained, suffered or incurred in connection with or as a result of:

(i)

the administration of the Trust created hereby; or

(ii)

acting as or on behalf of the Trust or the Trustee, any act, omission or error in respect of the Trust or the carrying out of any of the Trustee’s duties and responsibilities under this Indenture or the exercise of any power, authority or discretion pertaining thereto;

and which result from or relate, directly or indirectly, to the presence or release or threatened presence or release of any contaminants, by any means or for any reasons, on or in respect of the Properties, whether or not such presence or release or threatened presence or threatened release of the contaminants was under the control, care or management of the Trust, or the Administrator, or of a previous owner or operator of a Property, or any other person;

(b)

For purposes of this Section 7.9, “liabilities” shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for death, bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) consequential damages suffered by the third party, and (iii) liability of the Indemnified Party for damage to or impairment of the environment; and

(c)

In no event shall an Indemnified Party be entitled to indemnification out of the Trust Fund against any liabilities, losses, costs (including solicitor and client costs of the Indemnified Parties, or any of them), charges, damages, penalties or expenses to the extent resulting from the gross negligence, wilful misconduct or fraud of such Indemnified Party.

0.3

Apparent Authority

No person dealing with the Trustee or with any director, officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such director, officer, employee or agent or to make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such director, officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any director, officer, employee or any other person to act for and on behalf and in the name of the Trust.

0.4

Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being a qualified investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 7.5.

0.5

Declaration as to Beneficial Ownership

The Trustee may require any Unitholder as shown on the register of Unitholders to provide a declaration, in form prescribed by the Administrator, as to the beneficial ownership of Trust Units registered in such Unitholder’s name and as to the jurisdiction in which such beneficial owner is resident, and with respect to any person who is not a Unitholder but is required to provide a declaration under Section 3.8, the form of such declaration shall be as prescribed by the Administrator.

0.6

No Obligation on Trustee to Risk Funds

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights, powers, authorities or discretions.

0.7

Survival of Indemnities

The indemnities provided in Sections  7.8and 7.9 shall survive the termination of this Indenture under , the removal or resignation of the Trustee under Aricle 12, the removal or resignation of the Trustee under Article 6 and, in addition, shall survive with respect to any director, officer, employee or agent of the Trustee if such person shall cease to be a director, officer, employee or agent, as the case may be, of the Trustee.

Those persons entitled to indemnification under Sections 7.8 and 7.9 shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the indemnification.

0.8

Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a)

be an Associate or an Affiliate of, a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b)

be, or be an Associate or an Affiliate of, a person with whom the Trust contracts or deals (including pursuant to any Material Contract or any agreement or arrangement referred to in Section 7.2) or which supplies services or extends credit to the Trust;

(c)

acquire, hold and dispose of, whether for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d)

carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e)

derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section  without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee’s duties hereunder.

0.9

Documents Held By Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

0.10

Tax Compliance

The Administrator shall use its reasonable commercial efforts to ensure that the Trust complies at all times with the requirements of paragraph 108(2)(a) and subsection 132(6) of the Tax Act.

Article 8
Delegation of Powers

1.1

Delegation of Powers to the Administrator

Except as expressly prohibited by law or as otherwise expressly prohibited by this Indenture, the Trustee may from time to time grant or delegate to the Administrator, any Managed Entity, or other person such power and authority as the Trustee may deem necessary or desirable to perform any of the duties of the Trustee under this Indenture, without regard to whether such power and authority is normally delegated or granted by trustees, and, without restricting the generality of the foregoing and in addition thereto, the Trustee, subject to the terms and conditions of this Indenture, hereby delegates to the Administrator, as its agent, at the sole cost and expense of the Trust, all power, authority and responsibility of the Trustee for any and all matters pertaining to the Trust, the Trust Fund, the Royalties, the POT Royalty Agreement and the Trust Units, including, without limitation:

(a)

any sale or surrender of any Royalty in respect of any of the Properties;

(b)

any demand under or sale or surrender of any debt instruments including, without limitation, the power to convey the Royalty in connection with any realization upon or enforcement of security interests by any of the lenders to the Trustee or POT, whether granted by the Trust, the Trustee, or the Administrator on behalf of the Trustee, or by POT or the trustee thereof;

(c)

any sale or surrender of any interest that the Trust holds in POT or any securities of any Managed Entity (other than PEOC unless such sale or transfer is to another Managed Entity);

(d)

the acquisition or disposition of any Permitted Investments, including the negotiation of documents related thereto;

(e)

any matter concerning any Offering including without limitation compliance with any applicable law, any matter relating to the content of any Offering Document and the accuracy of the disclosure contained therein and the certification thereof;

(f)

any matter concerning the terms of and any amendment to any of the Material Contracts;

(g)

any matter concerning any underwriting agreement;

(h)

the exercise from time to time of any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or any of the Managed Entities, or of any subsidiary of the Trust or any of the Managed Entities (an “Offer”) including: (i) any Unitholder rights plan either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer; (iii) the preparation of any “Directors’ Circular” or any pre-acquisition agreement in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any matters related to any Offer; and (vi) the carriage of any and all matters related to, or ancillary to, any Offer;

(i)

the redemption of Trust Units;

(j)

the negotiation and settlement of the terms of any credit facilities, borrowings, hedging or risk management arrangements, the giving of any security for indebtedness, obligations or liabilities (including guarantees) or any other agreement to facilitate any borrowing by the Trustee or any Managed Entity;

(k)

financial statements relating to the Trust;

(l)

the continued listing of the Trust Units of the Trust on any exchange and to maintain the Trust’s status as a reporting issuer under applicable securities legislation;

(m)

the calculation of Distributable Income to be paid by the Trustee to Unitholders;

(n)

ensuring compliance by the Trust and the Managed Entities, if applicable, with their legal obligations, including their continuous disclosure obligations under all applicable securities legislation;

(o)

providing the information which is to be made available to Unitholders pursuant to Section  of this Indenture;

(p)

preparing and furnishing to each Unitholder all reports, financial statements, all necessary tax information and other information required to be sent to Unitholders pursuant to Sections , ,  and  of this Indenture and all notices, reports and information to be provided under applicable legislation including pursuant to Section  of this Indenture;

(q)

calling, holding and distributing material in respect of any meetings of Unitholders as required pursuant to this Indenture and of the securityholders of any Managed Entity, if required, all as may be contemplated under  hereof;

(r)

preparing and filing all required tax returns on behalf of the Trust;

(s)

making such changes or corrections to this Indenture as legal counsel to the Trustee may advise are necessary or desirable and which legal counsel to the Trustee confirms are not materially adverse to the interests of the Unitholders, the Administrator and PEOC;

(t)

providing advisor services, investor relations services and coordination and administration of any assets of the Trust;

(u)

arranging such audit, accounting, tax, financial, geological, geophysical, legal, insurance and other professional services, assistance or advice, which, in its discretion, may be reasonably necessary to allow it to perform its duties;

(v)

maintaining at its office in Calgary, Alberta at all times books, records and accounts containing full and complete particulars of all operations, receipts, disbursements and investments.  Such books, records and accounts shall record the transactions of the Trust and shall be in accordance with generally accepted accounting principles and in each case shall also be, as nearly as practicable, in accordance with those required to be kept by a distributing corporation as defined in the Business Corporations Act (Alberta) and those of trusts and corporations, as applicable, under the Tax Act;

(w)

generally providing to the Trustee for the benefit of the Trust such support as may be necessary for the Trustee to discharge its responsibilities under this Indenture and the Material Contacts and undertaking any matters pertaining to the Trust, the Royalties and the Units as requested by the Trustee from time to time; and

(x)

as is necessary or desirable to enable the Administrator to fully implement each decision made by it, within the scope of the power, authority and responsibility delegated to it (including its board of directors) hereunder and including the power from time to time to further delegate such powers and authorities, or any of them, to such other person or persons as the Administrator considers appropriate and qualified to exercise such powers and authorities.

The Administrator accepts such delegation and agrees that, in respect of such matters, it shall comply with the duties of the Trustee hereunder with respect to the duties delegated hereunder and shall carry out its duties honestly, in good faith and in the best interests of the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The Administrator may execute any agreement or instrument on behalf of the Trustee or the Trust as the Administrator shall have authorized within the scope of any authority delegated to it hereunder or the Administrator may direct in writing the Trustee to so execute any such agreement or instrument on behalf of the Trust.  Nothing in this  shall prevent the Trustee itself from carrying out directly any power, authority or discretion delegated to the Administrator under this Article 8 from time to time, provided that when doing so in respect of any third party the Trustee shall provide a written acknowledgement from the Administrator that the Trustee is doing so with the knowledge of the Administrator.  The Trustee acknowledges that the Administrator may provide similar and other services to other Managed Entities.  The Administrator agrees to annually provide to the Trustee upon its request a certificate certifying that the Administrator has complied with its obligations as delegated to it hereunder.

1.2

Exclusions from Delegation

Notwithstanding any other provision in this Indenture, the following duties and obligations of the Trustee shall not be delegated to the Administrator or any other person:

(a)

without limiting the duties and obligations of the Transfer Agent hereunder, the countersigning, transfer and cancellation of certificates representing Trust Units and the maintenance of registers of Unitholders;

(b)

the payment and delivery of Distributable Income (as defined in the Indenture) to Unitholders;

(c)

the amendment to or waiver of the performance or breach of the provisions of this Indenture except as provided in Section ;

(d)

terminating this Indenture and the Material Contracts; and

(e)

the Trustee’s duties under Section  of this Indenture.

1.3

Power of Attorney

Without limiting any of the other provisions of this , the Trustee hereby delegates to the Administrator, from time to time, the full power and authority, and constitutes the Administrator its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time.

1.4

Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to or actions taken by the Administrator hereunder or under any Material Contracts and, in respect of such delegation and actions, the Trustee shall be deemed to have complied with its obligations under Section  hereof and shall be entitled to the benefit of the indemnity provided under Sections  and .

1.5

Performance of Duties

If the Administrator is unable or unwilling to perform its duties and obligations delegated hereunder, the Trustee shall be entitled to engage another person that is duly qualified to perform such duties and obligations.

1.6

Sub-Delegation

The Administrator shall have no liability or responsibility for any matters delegated by the Administrator to a third person or for the actions of such third person thereunder and shall be entitled to the benefit of the indemnity provided under Sections  and  provided in every case that, in respect of such delegation and actions, the Administrator has acted in accordance with the standard of care set out in Section  hereof and has monitored the performance of such obligations by such person in accordance with the standard of care prescribed in Section . The Administrator shall use commercially reasonable efforts to seek compensation on behalf of each of Trustee and the Trust from persons to whom obligations have been delegated if such persons, to the detriment of the Trust or the Trustee, have not fulfilled such obligations.

1.7

Certain Restrictions on the Administrator

The Administrator will at all times during the performance of its services hereunder provide information to the Trustee on a timely basis in order to allow the Trustee to exercise its powers and discharge its duties as required by applicable law.  The Administrator acknowledges and agrees that the performance by it of the services hereunder is subject to the power and duty of the Trustee to issue directives in respect of the management of the affairs of the Trust and will conduct the affairs of the Trust in accordance with the directives set by the Trustee, from time to time.

1.8

Separate Bank Accounts

During the term of this Agreement, the Administrator shall maintain separate bank accounts for the funds of the Trust and not commingle its own funds or the funds of any Managed Entity or other person with any funds held by it on behalf of the Trust.

1.9

Reimbursement of Expenses

The Administrator shall be entitled to reimbursement without duplication by the Managed Entities and the Trust for the General and Administrative Expenses incurred by the Administrator on their behalf.  The reimbursement by the Managed Entities and by the Trust of General and Administrative Expenses is not intended to provide the Administrator, directly or indirectly, with any financial gain or loss and the Administrator agrees that such reimbursement will be only to the extent necessary to reimburse the Administrator for actual costs incurred, including any costs of capital in respect of carrying any such costs until reimbursement together with any goods and services taxes applicable thereto.  In order to better ensure such reimbursement, the Administrator will cause each employee or agent to keep time records allocating the time between services provided to each Managed Entity and the Trust.  Costs and expenses incurred for the benefit of the Managed Entities or the Trust shall be appropriately prorated.  The Administrator shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto but which shall be subordinated and postponed to any security interests granted to any lenders) to enforce payment of the costs and expenses and other amounts payable or reimbursable by the Trust to the Administrator.

1.10

Payment of Expenses

The reimbursement for General and Administrative Expenses set forth in Section  shall be calculated for each month and such reimbursement in respect of each month shall be payable on the fifteenth day of the next month (or the next Business Day if such day is not a Business Day).

1.11

Working Capital

Notwithstanding Section , to the extent required by the Administrator, the Administrator shall be entitled to an advance from the Trust or the applicable Managed Entity at the beginning of each month on account of General and Administrative Expenses which the Administrator reasonably anticipates it will incur in such month equal to the amount of such anticipated General and Administrative Expenses.  Any amounts advanced under this Section  shall be set off against amounts payable to the Administrator under Sections  and .

1.12

Audits

The Administrator will allow access by the Trust or its representatives at all reasonable times to the books, records, employees and agents of the Administrator for the purpose of conducting an audit in respect of any General and Administrative Expenses, or other matters necessary or advisable to be audited in order for the Trust to conduct an audit of its financial affairs.  The Administrator agrees to keep and maintain in Calgary suitable records and accounts for such purposes.

1.13

Other Activities

The Trustee and the Administrator hereby acknowledge that certain of the directors, officers, employees and agents of the Administrator are or may be engaged, directly or indirectly, in and will or may continue to engage in the oil and gas and oil and gas advisory and consulting businesses in Canada and elsewhere, subject to applicable law or any agreement to the contrary, are expressly herein permitted to do so.  Accordingly, each of such persons may, subject to any agreement to the contrary, divide his or her time between the Administrator’s obligations under this Indenture, other Material Contracts and other operations in which the Trust may or may not have, or be or not be entitled to, an interest.  Such other operations may include the management of other entities similar to the Managed Entities or the Trust, joint ventures and the acquisition or disposition of Canadian resource properties for the account of such persons.  Subject to any agreement to the contrary, nothing herein shall prevent any of such persons from having other business interests or from engaging in any other business activities relating to Canadian resource properties or from rendering services or acting as such a manager to any other person even though such person may have investment or business interests similar to those of the Trust.  The Trustee hereby acknowledges such disclosure and agrees that there will be no liability in respect of, or to account for, profits as a result of such activities, business interests, or investments.  The Administrator will, as a condition of the employment or retainer of such persons, require such person, to the extent such activities, business interests, or investments constitute a conflict of interest with the interests of the Trust, to disclose such conflict to the Trustee within a reasonable period after any such person ascertains such conflict.  Nothing contained in this Section  shall allow any such person to derogate from the Administrator’s obligation to perform the services agreed to by it under, and in accordance with, this Indenture.

1.14

Additional Information

The Trustee and the Administrator hereby acknowledge that exploration and development activities on the Properties may have the incidental effect of providing additional information with respect to, or augmenting the value of, properties in which any one of the directors, officers, employees or agents of the Administrator at the time have an interest and the parties hereto agree that, subject to any agreement to the contrary, such persons shall not be liable to account to any of them with respect to such activities or results.

1.15

Limitations on Liability of the Administrator

(a)

The Administrator, its directors, officers, employees and agents shall not be liable to any Unitholder, in its capacity as such, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, the exercise by the Administrator or any of its directors, officers, employees or agents of, or any failure by the Administrator or any of its directors, officers, employees or agents, to exercise, any power, authority, or discretion conferred under this Indenture including, without limitation, any error in judgment, any action taken or suffered or omitted to be taken in good faith in reliance on any document that is prima facie properly executed or taken or not taken pursuant to any Ordinary Resolution or Special Resolution, any dealing with any asset that resulted in the depreciation of, or loss to, the Trust Fund, any inaccuracy in any evaluation or assessment provided by the Administrator or any other appropriately qualified person, any reliance on any such evaluation, any reliance in good faith on any communication from the Trustee as to any matter, fact or opinion, any action or failure to act of the Trustee or any director, officer, employee, shareholder or agent of the Trustee or any other person to whom the Trustee has, as permitted hereby or with the consent of the Administrator, delegated any of its duties hereunder, or any other action, or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Trustee to perform its duties under this Indenture or any Material Contract); provided that the foregoing provisions of this Section  shall not relieve the Administrator or a director, officer, employee or agent of the Administrator, as the case may be, from liability for its or his own gross negligence, wilful misconduct or fraud.

(b)

If the Administrator has retained a valuator, auditor, engineer or other expert or advisor or legal counsel with respect to any other matter connected with the exercise of its powers, authorities or discretions or the carrying out of its duties as delegated to it under this Indenture or any Material Contract, the Administrator may act or refuse to act based on reliance by the Administrator, in good faith, on the advice of such expert, advisor or legal counsel and the Administrator shall not be liable for, and shall be fully protected from, any loss or liability occasioned by any action or refusal to act based on reliance by the Administrator, in good faith, on the advice of any such expert, advisor or legal counsel.

(c)

Every power, authority or discretion of the Administrator pursuant to this Indenture, other than under  and Sections  and  is, and shall be deemed to be, a power, authority or discretion of the Trustee in the first instance under this Indenture which has been and which shall be deemed to have been delegated by the Trustee to the Administrator hereunder and, in the exercise of any power, authority or discretion, the Administrator is not acting as trustee of PET.

(d)

None of the Unitholders, the Trust or the Trustee, in their respective capacities as such, shall have any right of action against the Administrator or any of the directors, officers, employees or agents of the Administrator or any of their respective heirs, executors, successors and assigns for acts of the Administrator or any of the directors, officers, employees or agents of the Administrator in respect of matters delegated to the Administrator under this Indenture, where such action is based on any allegation that the Administrator or any director, officer, employee or agent of the Administrator was a trustee for, or acting in a fiduciary capacity (or any other basis similar thereto), with respect to the Unitholders, the Trust or the Trustee, in their respective capacities as such.

1.16

Indemnification of the Administrator

In addition to any indemnity under this Indenture or in any other indenture or contract or by operation of law, the Administrator, each of its directors, officers, employees and agents and each of their respective heirs, executors, successors and assigns (collectively the “indemnified parties” and individually an “indemnified party”) shall be entitled to be indemnified and saved harmless out of the Trust Fund to the extent of the Trust Fund in respect of:

(a)

all liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, damages, penalties and expenses sustained, suffered or incurred in respect of any claim, action, suit or proceedings that is proposed or commenced against the indemnified parties, or any of them, for or in respect of acting or not acting in connection with the matters delegated to the Administrator under this Indenture, any act, omission or error in respect of the Trust or the carrying out of any of the matters delegated to the Administrator under this Indenture or the exercise of any power, authority or discretion so delegated pertaining thereto; and

(b)

all other liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, taxes, damages, expenses, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the indemnified parties, or any of them, in respect of the matters delegated to the Administrator under this Indenture;

except to the extent, if any, that such liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, taxes, damages, expenses, penalties or interest sustained, suffered or incurred by an indemnified party arise out of such indemnified party’s own gross negligence, wilful misconduct or fraud, in which case the provisions of this Section  shall not apply to that extent.

1.17

Environmental Indemnity

(a)

Subject to Section , in addition to any indemnity under this Indenture or in any other indenture or contract or by operation of law, the Administrator, each of its directors, officers, employees and agents and each of all of their respective heirs, executors, successors and assigns (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) shall be entitled to be indemnified out of the Trust Fund to the extent of the Trust Fund against all liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, damages, penalties and expenses (including any of same arising from principles of absolute or strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties or any of them to third parties (including governmental agencies) in respect of death, bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and  including liabilities of the Indemnified Parties, or any of them, to third parties for the third parties’ consequential damages) sustained, suffered or incurred in connection with or as a result of:

(i)

the administration of the Trust created hereby; or

(ii)

acting in respect of matters delegated to the Administrator under this Indenture on behalf of the Trust or the Trustee, any act, omission or error in respect of the Trust or the carrying out of any of the Administrator’s obligations delegated to it under this Indenture or the exercise of any power, authority or discretion so delegated pertaining thereto;

and which result from or relate, directly or indirectly, to the presence or release or threatened presence or release of any contaminants, by any means or for any reasons, on or in respect of the Properties, whether or not such presence or release or threatened presence or threatened release of the contaminants was under the control, care or management of the Trust, or of a previous owner or operator of a Property, or any other person;

(b)

For purposes of this Section , “liabilities” shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for death, bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) consequential damages suffered by the third party, and (iii) liability of the Indemnified Party for damage to or impairment of the environment; and

(c)

In no event shall an Indemnified Party be entitled to indemnification out of the Trust Fund against any liabilities, losses, costs (including solicitor and client costs of the Indemnified Parties, or any of them), charges, expenses, or penalties to the extent resulting from the gross negligence, wilful misconduct or fraud of the Indemnified Party.

1.18

Apparent Authority

No person dealing with the Administrator or with any director, officer, employee or agent of the Administrator shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Administrator or by such director, officer, employee or agent or to make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Administrator or of such director, officer, employee or agent. Any person dealing with the Administrator in respect of any matter pertaining to the Trust, the Trustee or the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Administrator as to the capacity, power and authority of any director, officer, employee or any other person to act for and on behalf and in the name of the Trust or the Trustee.

1.19

No Obligation on the Administrator to Risk Funds

None of the provisions contained in this Indenture shall require the Administrator to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights, powers, authorities or discretions delegated to it under this Indenture.

1.20

Survival of Indemnities and Security Interests

The indemnities provided in Sections  and  shall survive the termination of this Indenture under  and the removal or resignation of the Trustee under , the removal or resignation of the Administrator and, in addition, shall survive with respect to any director, officer, employee or agent of the Administrator if such person shall cease to be a director, officer, employee or agent, as the case may be, of the Administrator.

The Administrator shall have a lien (which shall have priority over the interests of the Unitholders pursuant hereto but which shall be subordinated and postponed to any security interests granted to any lenders to the Trust) to enforce payment of the indemnification.  The indemnities provided in Sections  and  to persons other than the Administrator are unsecured obligations, and do not constitute, nor shall be deemed to constitute, a lien, charge or other security interest in or upon the Trust Fund, provided however that the Trustee may by independent instrument grant a security interest in the Trust Fund to secure any such indemnity obligation in Sections  and  to any such person if such person concurrently delivers to the lenders to the Trust a subordination and postponement in form and substance satisfactory to such lenders.

1.21

No Partnership or Joint Venture

The Trust, the Trustee and the Administrator are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them.

Article 9
Amendment

2.1

Amendment

(a)

Except where specifically provided otherwise, the provisions of this Indenture may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

(b)

Any of the provisions of this Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person, for the purpose of:

(i)

ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(ii)

ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(iii)

ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(iv)

removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any Material Contract, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee, the Administrator and of the Unitholders are not prejudiced thereby;

(v)

making changes for any other purpose not inconsistent with the terms of this Indenture and any Royalty Agreement, including the curing, correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee, the Administrator and of the Unitholders are not prejudiced thereby; and

(vi)

providing for the electronic delivery by the Trust to the Unitholders (including Special Unitholders) of documents relating to the Trust (including annual and quarterly reports and financial statements and proxy-related materials) in accordance with applicable law from time to time.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section  or provide that a Trust Unit represents less than an equal undivided interest in any distribution of the Trust Fund or, in the event of termination of the Trust, in the net assets of the Trust without the consent of the holders of all of the Trust Units then outstanding.

(c)

Notwithstanding any other provision of this Indenture, on or before the date of execution of the POT Royalty Agreement, any of the provisions of this Indenture may be amended and/or restated to add to or delete or amend, vary or change any provision hereof by the Trustee as the Administrator may direct in writing without the consent, approval or ratification of any of the Unitholders or any other person.

Article 10
Meetings of Unitholders

3.1

Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be held, commencing in 2003, on a day, at a time and at a place to be set by the Trustee.  The business transacted at an annual meeting shall include:

(a)

the appointment or reappointment of the Trustee for the Trust until the next annual meeting;

(b)

authorizing and directing the passing of a resolution of the Trust, in its capacity as the sole shareholder of PEOC, for the election of the directors of PEOC;

(c)

the appointment of the Auditors for the Trust to hold office until the next annual meeting;

(d)

the placing before the Unitholders of the audited financial statements of the Trust for the previous year (if any); and

(e)

such other business as the Trustee may decide or as the Administrator may request in writing to the Trustee for the purposes of carrying out its obligations under the terms of this Indenture.

Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon (i) a written request of Unitholders holding in the aggregate not less than 5% of the Trust Units then outstanding, and (ii) the written request of the Administrator to the Trustee for the purposes of carrying out its obligations under the terms of this Indenture such requests, in either case, to specify, in reasonable detail, the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

3.2

Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting and in accordance with the requirements of all applicable laws. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution proposed, at the time of mailing of the notice, to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by any Unitholder shall not invalidate any resolution passed at any such meeting.

3.3

Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy holding in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.  In the event of such quorum not being present at the appointed place on the date for which the meeting is called within one half (½) hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting, a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

3.4

Voting Rights of Unitholders

Only Unitholders and Special Unitholders of record shall be entitled to vote at any meeting of Unitholders.  Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote; each Special Voting Unit shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the board of directors of the Administrator authorizing the issuance of such Special Voting Unit.  Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification at least twenty-four hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section  shall be entitled to cast such vote.  To the extent permitted by applicable law, the Trustee may from time to time make, vary or revoke such regulations as it shall think fit providing for and governing the depositing and tabulation of proxies by telephonic, electronic or other communication means.  To the extent permitted by applicable law, a person entitled to vote at a meeting of Trust Unitholders may vote by means of a telephonic, electronic or other communication facility that the Trustee has made available for that purpose.

3.5

Resolutions

(a)

The Trustee shall not, unless approved by an Ordinary Resolution passed by the Unitholders (and shall, in accordance with any such Ordinary Resolution):

(i)

change or cause the change of the Auditors as provided in Section ; or

(ii)

exercise or cause the exercise of the voting rights of the Trust as the shareholder of PEOC at meetings of PEOC in favour of the election or removal of directors of PEOC;

(b)

The Trustee shall not, unless approved by a Special Resolution passed by the Unitholders, and shall, in accordance with such Special Resolution:

(i)

subject to Section , amend this Indenture;

(ii)

subdivide or consolidate Trust Units other than pursuant to Section ;

(iii)

sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety provided however that such prior approval of the Unitholders whether by Special Resolution or otherwise, is not required for a sale, assignment, transfer or other disposition of any part of the Trust Fund where such sale, assignment, transfer or disposition is pursuant to any enforcement or realization proceedings conducted by any person or any receiver, receiver manager or other enforcement agent on behalf of such person, that has been granted a mortgage, pledge, charge or other security interest in all or any part of the Trust Fund, or is between or among the Trust, and any direct or indirect wholly-owned subsidiary person of the Trust (including, without limitation, any trust the only beneficiaries of which are the Trust or any direct or indirect wholly-owned subsidiary person of the Trust and any partnership the only partners of which are the Trust or any direct or indirect wholly-owned subsidiary person of the Trust), provided that, in the opinion of the Administrator, such sale, assignment, transfer or other disposition is in the best interests of the Trust;

(iv)

subject to any Royalty Agreement, assign, transfer or dispose of the Royalty thereunder in whole or in part provided however that such prior approval of the Unitholders whether by Special Resolution or otherwise is not required where such assignment, transfer or disposition (A) is between or among the Trust, and any direct or indirect wholly-owned subsidiary person of the Trust (including, without limitation, any trust the only beneficiaries of which are the Trust or any direct or indirect wholly-owned subsidiary person of the Trust and any partnership the only partners of which are the Trust or any direct or indirect wholly-owned subsidiary person of the Trust), provided that, in the opinion of the Administrator, such assignment, transfer or other disposition is in the best interests of the Trust; (B) constitutes a “Concurrent Disposition” under the POT Royalty Agreement or similar term under any other Royalty Agreement where the criteria applicable to the requirement, if any, for a Special Resolution of the Unitholders under such similar term under such other Royalty Agreement are the same as or are less onerous than under “Concurrent Disposition” under the POT Royalty Agreement; or (C) is pursuant to or in connection with any realization upon or enforcement of security interests of lenders to the Trust or POT, whether granted by the Trust, the Trustee or the Administrator or granted by POT in relation to any guarantee, indemnity or joint and several liability by POT to such lenders;

(v)

appoint an Inspector if so requested pursuant to Section ; and

(vi)

commence to windup and windup the affairs of the Trust if requested pursuant to Section .

Except with respect to the above matters set out in this Section  and the matters set forth in Sections ,  and  hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.

3.6

Meaning of “Special Resolution”

Subject to Section , the expression “Special Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on such resolution.  For the purposes of determining such percentage, the holders of any issued Special Voting Unit who are present at the meeting shall be regarded as representing Outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.  Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

3.7

Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 35 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section .

3.8

Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting and each and every Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

3.9

Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding for the purpose of considering the appointment of an Inspector to investigate the performance by the Trustee of any of the responsibilities thereof. The Inspector shall have such powers not inconsistent herewith as may be conferred upon him at the meeting when he is appointed but in all events shall not have any powers to act in any capacity as the Trustee hereunder or in place or in stead of the Trustee in any manner hereunder.

3.10

Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy, who need not be a Unitholder, to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the Business Corporations Act (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

3.11

No Breach

Notwithstanding any provisions of this Indenture, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

Article 11
Certificates, Registration and Transfer of Trust Units

4.1

Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections  and .  The provisions of this  shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of Trust Certificates evidencing the registered ownership of Trust Units and the recording of all such transactions whether by the Trustee, securities dealers, stock exchanges, transfer agents, registrars or other persons.

4.2

Certificates

Trust Units are issuable only in fully registered form.  The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Administrator. Each such Trust Certificate shall bear an identifying serial number and shall be signed on behalf of the Trustee, or, if appointed by the Trustee, by the Administrator, and shall be countersigned and registered by the Transfer Agent.  Any signature by or on behalf of the Trustee appearing on such Trust Certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, Trust Certificates so signed are as valid as if they had been signed manually. Any Trust Certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

4.3

Register of Unitholders

A register shall be kept at the principal corporate trust office of the Transfer Agent in the City of Calgary, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the Trust Certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate.  Except in the case of the register required to be maintained at the City of Calgary, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose Trust Certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The registers referred to in this Section shall at all reasonable times be open for inspection by the Unitholders, the Trustee and the Administrator.

4.4

Transfer of Trust Units

(a)

Subject to the provisions of this , the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch registers of transfer maintained by the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b)

Subject to the provisions of this , Trust Units shall be transferable on the register or one of the branch registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to a Transfer Agent of the Trust if appointed, of the Trust Certificate therefor, if Trust Certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor.

(c)

Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

4.5

Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

4.6

Performance of Trust

The Trustee, the Administrator, the Unitholders and any director, officer, employee or agent of the Trustee or of the Administrator shall not be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

4.7

Lost Certificates

In the event that any Trust Certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a “lost certificate bond” or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all such premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated certificate without further action or approval by the Trustee.

4.8

Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder’s personal representative a right to an accounting or to take any action in court or otherwise against other Unitholders, the Trust, the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

4.9

Unclaimed Interest or Distribution

If the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a non-interest bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

4.10

Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged, upon payment by a Unitholder of the Trustee’s normal fees and charges relating thereto, for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this . Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.

Article 12
Termination

5.1

Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2102.

5.2

Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to extend the term of, or to terminate, the Trust at any meeting of Unitholders duly called for the purpose.  A vote to terminate the Trust may only be held if:

(a)

requested in writing by the holders of not less than 20% of the Trust Units and, notwithstanding Section , holders of not less than 50% of the Trust Units Outstanding are present in person or are represented by proxy at the meeting or any adjournment thereof at which the vote is taken; or

(b)

the Trust Units have become ineligible for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

If the Unitholders vote to terminate the Trust, the Trustee shall commence to wind up the affairs of the Trust.

5.3

Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

5.4

Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and, for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

5.5

Sale of Investments

After the date referred to in Section , the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money or otherwise dispose of the Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section ) and the Administrator (subject to any resolution of the Unitholders, in the case of termination pursuant to Section ).  Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalties and other investments shall have been disposed of, and under no circumstances shall any Unitholder be entitled to receive an in specie distribution of part or all of the Royalties on wind up of the Trust.

5.6

Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations in connection with the winding up of the Trust hereunder, the Trustee shall distribute the remaining part of the proceeds of the sale of the Royalties and other assets together with any cash forming part of the Trust Fund among the Unitholders of record in accordance with their Pro Rata Shares, as at the date the register of the Trust is closed.  After such date, a Unitholder is entitled to his Pro Rata Share upon presentation and surrender to the Trustee for cancellation of the Trustee Certificate or Certificates evidencing the Trust Units held by the Unitholder.

5.7

Further Notice to Unitholders

If all of the Unitholders do not surrender the Trust Certificates evidencing their Trust Units for cancellation within 6 months after the time specified in the notice referred to in Section 12.3, the Trust Units represented by the Trust Certificates that have not been surrendered shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Shares of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

5.8

Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of any of the Royalties or other assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale or other disposition, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

5.9

Termination of Trust

The Trust shall terminate when all of the assets of the Trust have been sold or otherwise disposed of, all known and other outstanding debts, liabilities and obligations of the Trust have been paid, retired, discharged or provided for and the amounts referred to in Section 12.6 have been distributed or paid into court as provided in this Article 12.  In no event shall the winding-up of the affairs of the Trust exceed ten (10) years.

Article 13
Supplemental Indentures

6.1

Provision for Supplemental Indentures

From time to time, the Trustee may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers indentures or instruments supplemental hereto, which thereafter shall form part hereof, and/or restatement hereof, for any one or more or all of the following purposes:

(a)

giving effect to any amendment as provided in Article 9;

(b)

adding to the provisions hereof such additional provisions as, in the opinion of legal counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Trustee prejudicial to the interests of the Unitholders or of the Administrator;

(c)

giving effect to any Special Resolution passed as provided in Article 10;

(d)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders or of the Administrator;

(e)

making any modification in the form of Trust Certificates which does not materially affect the substance thereof;

(f)

modifying any of the provisions of this Indenture (including relieving the Administrator from any obligations, conditions or restrictions herein contained) provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee or of the Administrator when the same shall become operative; and

(g)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee, the Administrator and the Unitholders are not prejudiced thereby;

provided that an indenture or instrument supplemental to this Indenture shall, when executed, be binding on all parties including, without limitation, all Unitholders.

Notwithstanding the foregoing, on or before the date of execution of the POT Royalty Agreement, the Trustee shall execute and deliver such indentures or instruments supplemental hereto, or in restatement hereof, which may add to or delete or amend, vary or change any of the provisions hereof, as the Administrator may direct in writing.

Article 14
Notices to Unitholders

7.1

Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each Unitholder at its last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch register is maintained by the Transfer Agent.  Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

7.2

Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

7.3

Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

7.4

Service of Notice

Any notice or document sent to the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

Article 15
Auditors

8.1

Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Calgary, Alberta.

8.2

Appointment of Auditors

The Trustee hereby appoints KPMG LLP, Chartered Accountants, as the Auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee. The Auditors will be appointed at each annual meeting of Unitholders, and the Trustee shall, from time to time, approve the remuneration to be paid to the Auditors.

8.3

Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose.

8.4

Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section .

Article 16
Accounts, Records and Financial Statements

9.1

Records

The Trustee shall keep, subject to Section 8.1(v), the books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust not otherwise delegated to the Administrator.

9.2

Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder within 60 days after the end of the first, second and third quarters in each year, an unaudited quarterly financial statement of the Trust for the most recently completed calendar quarter and an unaudited statement of receipts and disbursements related to the Royalty.  The Administrator will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update.

9.3

Annual Reporting to Unitholders

The Trustee will mail:

(a)

to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b)

to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, tax reporting information relating to such year prescribed by the Tax Act.

9.4

Additional Reporting to Unitholders

If any material change occurs in relation to the Trust, Unitholders will be provided with all such reports as applicable laws or regulatory policies may require.  The Trust will comply with the continuous disclosure obligations under all applicable securities legislation.

9.5

Information Available to Unitholders

(a)

Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b)

Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in Section 16.5(d), may upon application require the Trustee to furnish as soon as practicable and in any event within 10 days from the receipt of the affidavit a list (the “basic list”) made up to a date not more than 10 days before the date of receipt of the affidavit, setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c)

A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in Section 16.5(d) that he requires supplemental lists, require the Trustee, upon payment of a reasonable fee, to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each Business Day following the date the basic list is made up to.

(d)

The affidavit referred to in Section 16.5(d) shall state:

(i)

the name and address of the applicant;

(ii)

the name and address for service of the body corporate if the applicant is a body corporate; and

(iii)

that the basic list and any supplemental lists will not be used except as permitted under Section 16.5(e).

(e)

A list of Unitholders obtained under this Section 16.5 shall not be used by any person except in connection with:

(i)

an effort to influence the voting of Unitholders;

(ii)

an offer to acquire Trust Units; or

(iii)

any other matter relating to the affairs of the Trust.

9.6

Income Tax: Obligation of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with, or which the Trustee believes in good faith to be consistent with, any such obligations or responsibilities.

9.7

Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year, including without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, and any interest payable to Unitholders in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee, in its sole discretion, shall deem to be reasonable and equitable. In the first year, in filing a return of income for the Trust, the Trust shall elect pursuant to subsection 132(6) of the Tax Act that the Trust be deemed to be a mutual fund trust for the entire year.

9.8

Income Tax: Deductions

The Administrator shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount of tax payable by the Trust pursuant to the provisions of the Tax Act.

9.9

Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

Article 10
Compulsory Acquisition

10.1

Definitions

In this :

(a)

“Dissenting Unitholder” means a Unitholder who does not accept an Offer referred to in Section 17.2 and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(b)

“Offer” means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror’s Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(c)

“offer to acquire” includes an acceptance of an offer to sell;

(d)

“Offeror” means a person, or two or more persons acting jointly or in concert, who make an Offer;

(e)

“Offeror’s Notice” means the notice described in Section 17.3;

(f)

“Offeror’s Units” means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror;

10.2

Offers for Trust Units

If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and by such Offer, the Offeror agrees to be bound by the provisions of this Article 17 and:

(a)

within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror’s Units;

(b)

the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer; and

(c)

the Offeror complies with Sections 17.3 and 17.5,

then the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

10.3

Offeror’s Notice

Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Section 17.2, and the Offeror wishes to exercise such right, the Offeror may acquire such Trust Units by sending by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Unitholder stating that:

(a)

Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror’s Units, have accepted the Offer;

(b)

the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(c)

Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)

Dissenting Unitholders must send their respective Trust Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror’s Notice.

10.4

Delivery of Trust Unit Certificates

A Dissenting Unitholder to whom an Offeror’s Notice is sent pursuant to Section 17.3 shall, within 21 days after the sending of the Offeror’s Notice, send his or her Trust Certificate(s) to the Trustee, duly endorsed for transfer.

10.5

Payment for Trust Units

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 17.3, the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Section 17.2.

10.6

Deposit of Funds

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Section 17.5 but such cash or other consideration shall not form part of the Trust Fund. The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

10.7

Transfer of Trust Units

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 17.3, the Trustee, if the Offeror has complied with Section 17.5, shall:

(a)

do all acts and things and execute and cause to be executed all instruments as in the Trustee’s opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(b)

send to each Dissenting Unitholder who has complied with Section 17.4 the consideration to which such Dissenting Unitholder is entitled under this Article 17; and

(c)

send to each Dissenting Unitholder who has not complied with Section 17.4 a notice stating that:

(i)

his or her Trust Units have been transferred to the Offeror;

(ii)

the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(iii)

the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder’s Trust Certificate(s) or such other documents as the Trustee, or such other person, may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

10.8

Delivery of Offer to the Trustee

Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trustee.

Article 18
Miscellaneous

11.1

Successors and Assigns

The provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties and their successors and assigns.

11.2

Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

11.3

Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

11.4

Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

11.5

Time of the Essence

Time shall be of the essence in this Indenture.

11.6

Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

11.7

Notices to Trustee and the Administrator

Any notice or other communication to the Trustee or to the Administrator under this Indenture shall be in writing and shall be valid and effective if delivered by prepaid courier or if given by registered letter, postage prepaid, or if transmitted by electronic telecommunication device, addressed as follows:

if to the Trustee:

Computershare Trust Company of Canada,

as trustee of Paramount Energy Trust

710, 530 - 8 Avenue SW

Calgary, Alberta  T2P 3S8

Attention:

Manager, Corporate Trust Department

Fax:

(403) 267-6598

if to the Administrator:

Paramount Energy Operating Corp.

#500, 630 - 4 Avenue SW

Calgary, Alberta  T2P 0J9

Attention:

President

Fax:

(403) 269-4444

Any communication or other notice shall be deemed to have been given on the date of delivery or transmission or, if mailed, on the fifth day after deposit in the Canadian mail.

Trustee or the Administrator may, from time to time, notify the others in writing of a change of address which thereafter, until changed by like notice, shall be the address of Trustee or the Administrator, as the case may be, for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section  by prepaid courier or by cable, telegram, electronic or telecommunications device or other means of prepaid, transmitted and recorded communication.

11.8

References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

IN WITNESS WHEREOF, each of the parties has caused this Indenture to be duly executed effective as of the 1st day of August, 2002.

BMO NESBITT BURNS INC. Per: Per:
COMPUTERSHARE TRUST COMPANY OF CANADA Per: Per:
PARAMOUNT ENERGY OPERATING CORP. Per: Per:

This is the execution page to the First Amended and Restated Trust Indenture made effective August 1, 2002 between BMO Nesbitt Burns Inc. and Computershare Trust Company of Canada and Paramount Energy Operating Corp.

SCHEDULE
To the annexed First Amended and Restated Indenture made effective as of August 1, 2002 and made between

BMO NESBITT BURNS INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

and

PARAMOUNT ENERGY OPERATING CORP.

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

PARAMOUNT ENERGY TRUST

(a trust created under the laws of the Province of Alberta
by a Trust Indenture dated June 28, 2002, as amended,

restated or replaced from time to time)

No.

Trust Units

CUSIP

THIS CERTIFIES THAT                                                                                is the registered holder of                           fully paid Trust Units issued by Paramount Energy Trust (the “Trust”) transferable only on the books of the Trust by the registered holder thereof in person or by attorney duly authorized upon surrender of this Trust Certificate properly endorsed.

The Trust Units represented by this Certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Trust Indenture”) dated June 28, 2002, as amended and restated by the First Amended and Restated Indenture made effective as of August 1, 2002 and made between BMO Nesbitt Burns Inc., Computershare Trust Company of Canada (the “Trustee”) and Paramount Energy Operating Corp. the provisions of which Trust Indenture are binding upon all holders of Trust Units (the “Unitholders”) and, by acceptance of this Trust Certificate, the holder assents to the terms and conditions of the Trust Indenture. Capitalized terms defined in the Trust Indenture and not otherwise defined herein have the same meaning given to such terms in the Trust Indenture when used herein.

A copy of the Trust Indenture pursuant to which this Trust Certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This Trust Certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the registers to be kept at the office of the Trustee in the City of Calgary and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the assets, obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and that the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

The Trust Indenture provides that Trust Units are redeemable at the option of the holder subject to certain terms and limitations contained in the Trust Indenture.

The Trust Indenture provides that the Trust Units represented by this Trust Certificate are subject to compulsory purchase rights which may become exercisable in certain circumstances if a takeover bid is made for Trust Units.  If the compulsory purchase rights become exercisable, the holder hereof will be required to sell the Trust Units represented by this Trust Certificate for a price determined in accordance with the provisions of the Trust Indenture.

The Trust Indenture provides that at no time may the Trust be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Income Tax Act (Canada).  If at any time the Trustee becomes aware that the beneficial owners of 49% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident.  If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days but the Trustee shall send notices only to as many non-resident holders of Trust Units and with respect to only so many Trust Units as may be reasonably necessary to ensure that, if such Trust Units were so sold and no other Trust Units were issued or transferred, the number of Trust Units held by beneficial owners who are or may be non-resident would be reduced, as far as the Trustee is aware, to no greater than forty-eight percent (48%) of the Trust Units then outstanding.  The Trustee shall use reasonable commercial efforts to ensure that its actions hereunder in requiring sales of Trust Units would not reduce the number of Trust Units held by beneficial owners who are or may be non-residents, as far as the Trustee is aware, to less than forty percent (40%) of the Trust Units then outstanding.

This Trust Certificate shall not be valid for any purpose until it shall have been counter-signed and registered by the Transfer Agent under the Trust Indenture.

Unless defined herein, each capitalized term used herein shall have the meaning given to such term in the Trust Indenture.

IN WITNESS WHEREOF, Computershare Trust Company of Canada as Trustee of Paramount Energy Trust has caused this Trust Certificate to be signed by its duly authorized officer or attorney.

DATED:

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Trustee of PARAMOUNT ENERGY TRUST,
by its attorney, PARAMOUNT ENERGY OPERATING CORP.

By:

Authorized Officer

This Trust Certificate is one of the Trust Certificates referred to in the Trust Indenture within mentioned and certified by Computershare Trust Company of Canada, as Trustee.

COMPUTERSHARE TRUST COMPANY OF CANADA, Transfer Agent and Registrar

Per:

Authorized Officer/Attorney

Per:

Authorized Officer/Attorney

Transfer Form

For Value Received the undersigned sells, assigns and transfers unto

(please print or typewrite name and address of assignee)

 Trust Units of Paramount Energy Trust represented by this Trust Certificate and hereby irrevocably constitutes and appoints as attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated:

The signature(s) to this transfer must correspond with the name(s) as written upon the face of this Trust Certificate in every particular with no alternation or change whatsoever.  The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable medallion guarantee program.  Notarized or witnessed signatures are not acceptable as guaranteed signatures.

(Signature of Transferor)